NUVEEN INVESTMENT TRUST III

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, LLC, a Delaware limited liability company (the “Manager “) and Symphony Asset Management LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into various Sub-Advisory Agreements, pursuant to which the Sub-Adviser furnishes investment advisory services to various series of Nuveen Investment Trust III as listed on attached Schedule A; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year after the initial effective period, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust III, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2020, in the manner required by the Investment Company Act of 1940.

Dated as of July 24, 2019

NUVEEN FUND ADVISORS, LLC

By: /s/ Christopher M. Rohrbacher
Managing Director

ATTEST:

/s/ Virginia O’Neal

SYMPHONY ASSET MANAGEMENT LLC
By: /s/ Judith MacDonald
Its: General Counsel

ATTEST:

/s/ Abiose Massaquoi

SCHEDULE A TO SUB-ADVISORY AGREEMENT NOTICE OF CONTINUANCE

AGREEMENTS BETWEEN NUVEEN FUND ADVISORS, LLC AND SYMPHONY ASSET MANAGEMENT LLC

Fund in Nuveen Investment Trust III	Date of Contract	Date of Renewal

Nuveen Symphony Credit Opportunities Fund*	10-1-14	8-1-19
Nuveen Symphony Floating Rate Income Fund	10-1-14	8-1-19

*Nuveen Symphony Credit Opportunities Fund will change its name to Nuveen Symphony High Yield Income Fund upon effectiveness with the SEC, on or around August 19, 2019.